Michael H. Bison 617.570.1933 mbison@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR

February 21, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549-3561

Mail Stop — 0610

Attention:  Mr. John L. Krug

Re:	Acusphere, Inc.
Preliminary proxy statement
Filed February 12, 2008
File No. 0-50405

Dear Mr. Krug:

This letter is being furnished on behalf of Acusphere, Inc. (the “Company”) in response to comments contained in the letter dated February 14, 2008 (the “Letter”) from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Sherri C. Oberg, President and Chief Executive Officer of the Company, with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”) that was filed with the Commission on February 12, 2008.

The response set forth below has been organized in the same manner in which the Commission’s comments were organized.

Proposal One:  Approval of amendment to the company’s certificate of incorporation to effect a reverse stock split.

1.                                       Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split.

United States Securities and Exchange Commission

February 20, 2008

RESPONSE:  As discussed via teleconference with John L. Krug of the Staff on February 20, 2008, the Company will add the following language to its proxy statement:

“The Company currently has no immediate intended uses for the additional shares that would be available for issuance following the reverse stock split. However, based on our current business plan, we will, before the end of the second quarter of 2008, require significant additional capital to fund our operations. Accordingly, we are actively considering several sources of capital, including potential licensing partners, strategic investors and the issuance of additional equity or debt securities, although as of the date of this proxy statement no such plans, agreements or understandings are in place with respect to any of these potential sources of funds.”

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the proxy statement, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the proxy statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you require additional information, please telephone the undersigned at (617) 570-1933 or W. Matthew Rowe at (617) 570-1956.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

cc:                                 Sherri C. Oberg (Acusphere, Inc.)

Lawrence A. Gyenes (Acusphere, Inc.)

                                                Lawrence S. Wittenberg, Esq. (Goodwin Procter LLP)